SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  ------

                                FORM 8-A/A
                              AMENDMENT NO. 1

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                          ALLEGIANCE CORPORATION
         ---------------------------------------------------------
          (Exact name of registrant as specified in its charter)

                  Delaware                                      36-4095179
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
(Jurisdiction of incorporation or organization)     (IRS Employer Identification No.)

          1430 Waukegan Road
         McGaw Park, Illinois                                      60085
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   (Address of Principal Executive Offices)                      (Zip Code)



     Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class                 Name of each exchange on which
            to be so registered                 each class is to be registered
---------------------------------------------   ------------------------------
Series A Junior Participating Preferred Stock       New York Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
                      -------------------------------
                             (Title of Class)




Item 1.   Description of Registrant's Securities to be Registered.

               On September 16, 1996, the Board of Directors (the "Allegiance Board") of Allegiance Corporation ("Allegiance") declared a dividend distribution of one Right (each a "Right") for each outstanding share of Allegiance's common stock, $1.00 par value per share ("Allegiance Stock"), to stockholders of record at the close of business on September 30, 1996. Each Right entitles the registered holder to purchase from Allegiance one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a Purchase Price of $65, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of September 30, 1996 between Allegiance and First Chicago Trust Company of New York, as Rights Agent (the terms of which are incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Allegiance's Registration Statement on Form S-1 dated October 4, 1996).

               The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement.

               Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Allegiance Stock (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Allegiance Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Allegiance Stock (the earlier of (i) and (ii) being the "Rights Distribution Date"), the Rights will be evidenced, with respect to any shares of Allegiance Stock outstanding as of September 30, 1996, by such Allegiance Stock certificates with a copy of a summary of rights attached thereto.

               The Rights Agreement provides that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Allegiance Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), new Allegiance Stock certificates issued after September 30, 1996 upon transfer or new issuance of Allegiance Stock will contain a notation incorporating the Rights Agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Allegiance Stock outstanding, even without such notation or a copy of the summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Allegiance Stock represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Allegiance Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

               The Rights are not exercisable until the Rights Distribution Date. The Rights will expire on September 30, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Allegiance, in each case, as described below.

               The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of Allegiance), assets (other than a dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

               The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Allegiance Stock or a stock dividend on Allegiance Stock payable in Allegiance Stock or subdivisions, consolidations or combinations of Allegiance Stock occurring, in any such case, prior to the Rights Distribution Date.

               Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Allegiance Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share. Each Preferred Share will have 100 votes, voting together with the Allegiance Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Allegiance Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Allegiance Stock. The Rights are protected by customary anti-dilution provisions.

               Because of the nature of the dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Allegiance Stock.

               In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Allegiance Stock having a market value of two times the exercise price of the Right. In the event that Allegiance is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

               At any time after any person or group of affiliates or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Allegiance Stock, the Allegiance Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Allegiance Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of preferred stock of Allegiance having equivalent rights, preferences and privileges), per Right (subject to adjustment).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of Allegiance, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

               In general, Allegiance may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Allegiance Stock or other consideration deemed appropriate by the Allegiance Board) at any time until ten days following the first public announcement that a person or group of affiliated or associated persons has become an Acquiring Person. Immediately upon the action of the Allegiance Board authorizing any redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the redemption price.

               The terms of the Rights may be amended by the Allegiance Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above generally to not less than 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Allegiance, including, without limitation, the right to vote or to receive dividends.

               On October 8, 1998, Allegiance entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Allegiance, Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Boxes Merger Corp., a Delaware corporation and wholly-owned subsidiary of Cardinal ("Merger Subsidiary"). The Merger Agreement provides, among other things, for the merger of Merger Subsidiary with and into Allegiance (the "Merger"), with Allegiance surviving the Merger as a wholly-owned subsidiary of Cardinal. Pursuant to the Merger Agreement, the Company has agreed to amend the Rights Agreement to provide that no "Stock Acquisition Date", "Distribution Date" or "Triggering Event" (each as defined in the Rights Agreement) shall occur and neither Cardinal nor Merger Subsidiary shall become an "Acquiring Person" (as defined in the Rights Agreement) by reason of or as a result of the consummation of any transaction contemplated by the Merger Agreement. Allegiance has also agreed to provide that the Rights Agreement will terminate immediately prior to the consummation of the Merger. Allegiance has entered into an amendment to the Rights Agreement with First Chicago Trust Company of New York, as Rights Agent, to such effect (attached hereto as Exhibit 1) (the "Rights Agreement Amendment").

               The description set forth above describing the Rights Agreement Amendment is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement Amendment.

Item 2.   Exhibits

         1. First Amendment to Rights Agreement between Allegiance Corporation and First Chicago Trust Company of New York, as Rights Agent.



                                 SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


                                   ALLEGIANCE CORPORATION


                                   By: /s/ Peter B. McKee
                                       ---------------------------------
                                       Name:  Peter B. McKee
                                       Title:  Senior Vice President
                                               and Chief Financial Officer


Date: October 9, 1998